

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Mehmet Nedim Kulaksizoglu
Chief Financial Officer
Sisecam Resources LP
Five Concourse Parkway
Suite 2500
Atlanta, Georgia 30328

   Re: Sisecam Resources LP
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed March 15, 2022
    File No. 001-36062

Dear Mr. Kulaksizoglu:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation

cc: Jordan Hirsch